UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): June 14, 2018

Tallgrass Energy Partners, LP

(Exact name of registrant as specified in its charter)

Delaware	001-35917	46-1972941
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

4200 W. 115th Street, Suite 350 Leawood, Kansas	66211
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (913) 928-6060

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Exchange Act (17 CFR 240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

Legal Proceedings Regarding the Merger with Tallgrass Energy GP, LP

As previously disclosed, on March 26, 2018, Tallgrass Energy GP, LP, a Delaware limited partnership (“TEGP”), Tallgrass Equity, LLC, a Delaware limited liability company (“Tallgrass Equity”), Tallgrass Energy Partners, LP, a Delaware limited partnership (“TEP”), Razor Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of TEP (“Merger Sub”), and Tallgrass MLP GP, LLC, a Delaware limited liability company (“TEP GP”), entered into a definitive Agreement and Plan of Merger (“Merger Agreement”). Subject to the satisfaction or waiver of certain conditions in the Merger Agreement, Merger Sub will merge with and into TEP, with TEP surviving the merger as a wholly owned subsidiary of Tallgrass Equity and its subsidiaries (the “Merger”). At the effective time of the Merger, each issued and outstanding common unit representing a limited partner interest in TEP (collectively, the “TEP Common Units”), except for any TEP Common Units held by Tallgrass Equity, Tallgrass Equity Investments, LLC, a wholly owned subsidiary of Tallgrass Equity, or TEP, will be converted into the right to receive 2.0 Class A shares representing limited partner interests in TEGP (collectively, the “TEGP Class A Shares”).

On May 18, 2018, TEP filed a definitive proxy statement (the “Proxy Statement”) with the Securities and Exchange Commission (“SEC”) for the solicitation of proxies in connection with the special meeting of TEP’s unitholders to be held on June 26, 2018 to consider and vote on a proposal to approve the Merger Agreement and the Merger.

As previously described in the Proxy Statement, in April 2018, two public common unitholders of TEP filed separate lawsuits under the federal securities laws in the United States District Court for the District of Delaware challenging the sufficiency of the disclosures made in the registration statement on Form S-4 filed by TEGP, of which the Proxy Statement forms a part, in connection with the Merger. These cases are captioned Leadford v. Tallgrass Energy Partners, LP, et al., Case No. 1:18-cv-00545-RGA (D. Del.) (the “Leadford Action”) and Dake v. Tallgrass Energy Partners, LP, et al., Case No. 1:18-cv-00580-RGA (D. Del.) (the “Dake Action”). The Leadford Action is asserted on behalf of a putative class of holders of TEP Common Units other than those held by Tallgrass Equity, Tallgrass Equity Investments, LLC or TEP, while the Dake Action is brought only on behalf of the named plaintiff.

Both actions allege violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14a-9 promulgated thereunder based on various alleged omissions of material information from the registration statement on Form S-4 filed by TEGP, of which the Proxy Statement forms a part. The Leadford Action names as defendants TEP and each of TEP GP’s directors, individually. It seeks to compel TEP to issue revised disclosures, to enjoin the Merger, damages, and an award of costs and attorneys’ and experts’ fees. On April 24, 2018, the plaintiff in the Leadford Action filed a motion for preliminary injunction seeking to enjoin the TEP unitholder vote to approve the Merger. The Dake Action names as defendants TEP and each of TEP GP’s directors, individually. It seeks to enjoin the Merger (or, in the alternative, rescission or an award of rescissory damages in the event the Merger is completed), to compel TEP to issue revised disclosures, a declaration that the defendants violated Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, and an award of costs and attorneys’ and experts’ fees. On May 21, 2018, the plaintiff in the Dake Action filed a motion for a preliminary injunction seeking to enjoin the TEP unitholder vote to approve the Merger.

In order to moot what TEP considers to be unmeritorious disclosure claims, alleviate the costs, risks and uncertainties inherent in litigation and provide additional information to its unitholders, TEP has determined to voluntarily supplement the Proxy Statement as described in this Current Report on Form 8-K. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, TEP specifically denies all allegations in the foregoing complaints, including without limitation that any additional disclosure was or is required. As a result of the supplemental disclosures set forth herein, plaintiffs in the Leadford Action and the Dake Action have agreed to withdraw their motions for a preliminary injunction.

SUPPLEMENT TO THE DEFINITIVE PROXY STATEMENT

TEP is providing additional information regarding the Proxy Statement to its unitholders. These disclosures should be read in connection with the Proxy Statement, which should be read in its entirety. To the extent that the information set forth herein differs from or updates information contained in the Proxy Statement, the information set forth herein shall supersede or supplement the information in the Proxy Statement. Defined terms used but not defined herein have the meanings set forth in the Proxy Statement. Without admitting in any way that the disclosures below are material or otherwise required by law, TEP makes the following amended and supplemental disclosures (with additional language in bold and underlined text below):

The disclosure in the list of peers under the heading “Peer Group Trading Analysis” on page 53 is hereby amended and supplemented by adding the trading multiples utilized by Evercore for each of the companies listed in the peer group across from the peer group company names:

	Enterprise Value / EBITDA
Partnership / Corporation	2018E		2019E		2020E
Refined Products / Crude Oil MLPs
Blueknight Energy Partners, L.P.	10.6	x	9.4	x	8.4	x

Buckeye Partners, L.P.	9.3		8.9		8.3

Genesis Energy, L.P.	9.8		9.2		8.8

Global Partners LP	8.0		7.8		7.9

Holly Energy Partners, L.P.	12.7		12.1		11.6

Magellan Midstream Partners, L.P.	12.8		12.0		11.3

MPLX LP	11.5		10.6		10.0

Phillips 66 Partners LP	9.4		7.9		6.4

Plains All American Pipeline, L.P.	12.1		10.7		10.0

Shell Midstream Partners, L.P.	11.0		7.6		5.6

Valero Energy Partners LP	8.9		7.2		6.1

FERC-Regulated Natural Gas Pipeline MLPs
Boardwalk Pipeline Partners, LP	7.7	x	7.7	x	8.7	x

Dominion Midstream Partners, LP	20.3		11.9		8.9

Energy Transfer Partners, L.P.	7.1		6.5		6.3

EQT Midstream Partners, LP	6.8		5.1		4.7

TC PipeLines, LP	10.1		9.5		8.0

FERC-Regulated Natural Gas Pipeline C-Corps
TransCanada Corporation	13.8	x	12.0	x	11.6	x

Enbridge Inc.	11.7		11.1		10.0

Kinder Morgan, Inc.	9.8		9.5		9.0

The disclosure in the table on pages 54-55 is hereby amended and supplemented as follows:

Precedent M&A Transactions. FERC-regulated natural gas pipelines

Date Announced	Acquirer	Target	Seller	EBITDA Multiple
02/2018	Tallgrass Equity, LLC	25.01% interest in Rockies Express Pipeline LLC	Tallgrass Development, LP	6.4	x

06/2017	TC Pipeline	49.3% interest in Iroquois Gas Transmission System, LP and 11.8% interest in Portland Natural Gas Transmission System	TransCanada Corporation	10.9

04/2017	Tallgrass Energy Partners, LP	25% interest in Rockies Express Pipeline LLC	Tallgrass Development, LP	6.6

10/2016	Dominion Midstream Partners	Questar Pipeline LLC	Dominion Resources	10.0

07/2016	Southern Company	50% Interest in Southern Natural Gas Pipeline System	Kinder Morgan, Inc.	10.4

05/2016	Tallgrass Energy Partners, LP	25% interest in Rockies Express Pipeline LLC	Sempra U.S. Gas and Power	11.0

11/2015	Kinder Morgan, Inc. and Brookfield Infrastructure Partners L.P.	Natural Gas Pipeline Company of America LLC	Myria Holdings, Inc.	13.1

10/2014	TC Pipelines, LP	49.9% interest in Portland Natural Gas Transmission System	TransCanada Corporation	10.1

Date Announced	Acquirer	Target	Seller	EBITDA Multiple
08/2015	Dominion Midstream Partners, LP	26% interest in Iroquois Gas Transmission System, L.P.	Affiliates of National Grid plc and New Jersey Resources Corporation	9.8

05/2015	GE Energy Financial Services and Caisse de dépôt et placement du Québec	Southern Star Central Corp	Morgan Stanley Infrastructure	11.6

04/2015	Dominion Midstream Partners, LP	Dominion Carolina Gas Transmission, LLC	Dominion Resources, Inc.	13.0

02/2015	TC Pipelines, LP	30% interest in Gas Transmission Northwest LLC	TransCanada Corporation	10.4

12/2014	Dominion Resources, Inc.	Carolina Gas Transmission	SCANA Corporation	13.0

10/2014	TC Pipelines, LP	30% interest in Bison Pipeline LLC	TransCanada Corporation	10.2

04/2014	El Paso Pipeline Partners, L.P.	50% interest in Ruby Pipeline, 50% interest in Gulf LNG and 47.5% interest in Young Gas Storage	Kinder Morgan, Inc.	9.0

07/2013	EQT Midstream Partners, LP	Sunrise Pipeline, LLC	EQT Corporation	9.9

05/2013	TC PipeLines, LP	45% interest in Gas Transmission Northwest LLC and Bison Pipeline LLC	TransCanada Corporation	11.0

08/2012	Morgan Stanley Infrastructure Partners	Remaining 60% interest in Southern Star Central Corp	General Electric	9.0

08/2012	Tallgrass Energy Partners, LP	Kinder Morgan Interstate Gas Transmission, Trailblazer Pipeline Company, Casper-Douglas, West Frenchie Draw & 50% interest in REX	Kinder Morgan, Inc.	8.3

08/2012	Kinder Morgan Energy Partners, L.P.	Tennessee Gas Pipeline & 50% interest in El Paso Natural Gas	Kinder Morgan, Inc.	8.0

The disclosure in the table on pages 56-57 is hereby amended and supplemented as follows:

Precedent M&A Transactions. Crude Oil Pipeline Transactions (Excluding Offshore Systems)

Date Announced	Acquirer	Target	Seller	EBITDA Multiple
01/2018	Andeavor	100% interest in Rangeland Energy II, LLC	Rangeland Energy, LLC	9.0	x

12/2017	Noble Midstream Partners LP and Greenfield Midstream, LLC	Greenfield Midstream, LLC and Saddle Butte Pipeline, LLC	EnCap Flatrock and Saddle Butte Rockies Midstream LLC	26.0

11/2017	BlackRock Inc. and Navigator Energy Services, LLC	50% interest in Glass Mountain Pipeline, LLC	SemGroup Corporation	15.0

10/2017	Global Infrastructure Partners	100% interest in Medallion Gathering & Processing, LLC	Laredo Midstream Services, LLC and Medallion Midstream Holdings, LLC	24.0

09/2017	Phillips 66 Partners LP	25% interest in Dakota Access, LLC and 25% interest in Energy Transfer Crude Oil Company, LLC	Phillips 66 Company	9.0

09/2017	MPLX LP	Explorer Pipeline Co., Lincoln Pipeline LLC, MLP Louisiana Holdings LLC and LOCAP LLC	Marathon Petroleum Corporation	7.6

08/2017	Holly Energy Partners, L.P.	50% interest in Frontier Aspen LLC and 75% interest in SLC Pipeline LLC	Plains All American Pipeline, L.P.	10.9

08/2017	Tallgrass Energy Partners LP	Crude oil gathering assets	Outrigger Energy LLC	NA

06/2017	Noble Midstream Partners LP	Colorado River DevCo LP and Blanco River DevCo LP	Noble Energy, Inc.	8.7

02/2017	MPLX, LP	Ozark Pipeline	Enbridge Pipelines, LLC	NA

02/2017	Plains All American Pipeline, LP and Noble Midstream Partners, LP	Advantage Pipeline, LLC		NA

Date Announced	Acquirer	Target	Seller	EBITDA Multiple
08/2016	MarEn Bakken Company LLC (JV between Enbridge Energy Partners, L.P. and Marathon Petroleum Corporation)	36.75% Interest in Bakken Pipeline		NA

01/2016	Tesoro Corporation	Great Northern Midstream LLC		5.5

11/2015	Tesoro Logistics LP	Crude oil and refin~~ing~~ed products storage and pipeline assets in Los Angeles	Tesoro Corporation	8.3

05/2015	Summit Midstream Partners, LP	Crude oil and produced water gathering systems and transmission pipelines	Summit Midstream Partners, LLC	13.0

03/2015	EnLink Midstream Partners, LP	Victoria Express Pipeline	Devon Energy Corporation	10.0

03/2015	Tallgrass Energy Partners, LP	33.3% interest in Tallgrass Pony Express Pipeline	Tallgrass Development, LP	10.3

01/2015	Kinder Morgan, Inc.	Hiland Partners		16.0

01/2015	EnLink Midstream Partners, LP and EnLink Midstream, LLC	LPC Crude Oil Marketing LLC		8.0

12/2014	MPLX LP	30.5% interest in MPLX Pipe Line Holdings LP	Marathon Petroleum Corporation	10.0

11/2014	Plains All American Pipeline, L.P.	50% interest in BridgeTex Pipeline Company LLC	Occidental Petroleum Corporation	10.5

09/2014	Tallgrass Energy Partners, LP	33.3% interest in Tallgrass Pony Express Pipeline	Tallgrass Development, LP	9.0

06/2014	Rose Rock Midstream, L.P.	17.0% interest in White Cliffs Pipeline	SemGroup Corporation	15.0

06/2014	Valero Energy Partners LP	McKee Crude System, Three Rivers Crude System and Wynnewood Products System	Valero Energy Corporation	10.0

02/2014	MPLX LP	13% interest in MPLX Pipe Line Holdings LP	Subsidiary of Marathon Petroleum Corporation	10.0

12/2013	Rose Rock Midstream, L.P.	17.0% interest in White Cliffs Pipeline	SemGroup Corporation	14.0

Date Announced	Acquirer	Target	Seller	EBITDA Multiple
11/2013	Tesoro Logistics LP	Remaining portion of logistics assets related to Tesoro’s acquisition of BP’s Carson City assets	Tesoro Corporation	10.4

10/2013	JP Energy Development	Wildcat Permian Services LLC	Wildcat Midstream Mesquite, LLC and Approach Midstream Holdings, LLC	41.2

05/2013	Spectra Energy Partners	50% interest in 1,717-mile Express-Platte Pipeline System	Spectra Energy Corp	11.4

04/2013	MPLX LP	Additional 5% stake in MPLX Pipe Line Holdings for 56% total ownership	Marathon Petroleum Corporation	9.5

01/2013	Rose Rock Midstream, L.P.	17.0% interest in White Cliffs Pipeline	SemGroup Corporation	14.9

12/2012	Spectra Energy Corp	100.0% interest in Express-Platte Pipeline System	Borealis Infrastructure, Ontario Teachers’ and Kinder Morgan	11.5

The disclosure in the second full paragraph on page 62 of the Proxy Statement is hereby supplemented by amending and restating the paragraph to read as follows:

Since January 2015, Evercore provided financial advisory services to (i) the TEP Conflicts Committee with respect to six separate dropdown transactions between TEP and Tallgrass Development and (ii) the TEGP Conflicts Committee with respect to one merger transaction between TE and Tallgrass Development, for which Evercore received ~~a~~ aggregate fees of $1.65 million ~~and~~ in addition to reimbursement of expenses.

Cautionary Note Concerning Forward-Looking Statements

Disclosures in this Current Report on Form 8-K contain forward-looking statements. All statements, other than statements of historical facts, included that address activities, events or developments that management expects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of TEP and TEGP, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements, and other important factors that could cause actual results to differ materially from those projected, including those set forth in reports filed by TEP and TEGP with the SEC. Any forward-looking statement applies only as of the date on which such statement is made and TEP and TEGP do not intend to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find it

This communication may be deemed to be solicitation material in respect of the proposed transactions referred to in this Current Report on Form 8-K. In connection with the transactions referred to in this Current Report on Form 8-K, TEGP filed a registration statement on Form S-4 with the SEC that includes a preliminary proxy statement for the TEP unitholders. The registration statement was declared effective by the SEC on May 9, 2018, and TEP commenced mailing the definitive proxy statement/prospectus to its unitholders on or about May 23, 2018.

INVESTORS AND SECURITY HOLDERS OF TEGP AND TEP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AS SUPPLEMENTED BY THIS CURRENT REPORT ON FORM 8-K, AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors and security holders are able to obtain free copies of the proxy statement/prospectus and will be able to obtain free copies of other documents filed with the SEC by TEGP or TEP through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by TEGP and TEP will be available free of charge on TEGP’s and TEP’s website at www.tallgrassenergylp.com, in the “Investor Relations” tab near the top of the page, or by contacting TEGP’s and TEP’s Investor Relations Department at 913-928-6012.

Participants in the Solicitation

TEGP and TEP and their respective general partner’s directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of TEGP’s general partner may be found in TEGP’s 2017 Form 10-K filed with the SEC on February 13, 2018, and any subsequent statements of changes in beneficial ownership filed with the SEC. Information about the directors and executive officers of TEP’s general partner may be found in TEP’s 2017 Form 10-K filed with the SEC on February 13, 2018, and any subsequent statements of changes in beneficial ownership filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TALLGRASS ENERGY PARTNERS, LP

By:	Tallgrass MLP GP, LLC, its general partner

By:	/s/ David G. Dehaemers, Jr.
David G. Dehaemers, Jr.
President and Chief Executive Officer

Date: June 14, 2018